GeniusGroup

Investor Presentation

January 2025

NYSE American: GNS

Forward Looking Statements

Financial information contained in this presentation is current as of June 30, 2024, with audited financials up to December 31, 2023 as filed in the company's 20-F Annual Report, and auditor reviewed financials for H1 2024 up to June 30, 2024 available at https://ir.geniusgroup.net

Forward Looking Statements

This presentation contains forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers and may be recognized by the use of words such as "anticipate," "expects," "plans," "will," "estimates," "projects," "intends," "believe," "will" or words of similar meaning. Such forward-looking statements are based on assumptions that are inherently subject to significant risks and uncertainties, including those described in the "Risk Factors" section of the prospectus, many of which are beyond the Company's control. Actual results may materially differ from those in the forward-looking statements contained herein. Nothing is this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein or any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on such forward-looking statements, which speak only as of the date they are made. The Company and affiliates assume no obligation to and do not undertake to update such forward-looking statements to reflect future events or circumstances.

Non-IFRS Financial Measures

The Company's financial statements are prepared according to IFRS. This presentation includes certain non-IFRS financial measures, which are different from financial measures calculated in accordance with IFRS. Such non-IFRS financial measures should be considered in addition to and not as a substitute for or superior to financial measures calculated in accordance with IFRS. In addition, the definition of adjusted EBITDA in this presentation may be different from the definition of such term used by other companies, and therefore comparability may be limited. This presentation also contains certain financial projections of the Company, which are based upon a number of assumptions, estimates and forecasts that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control, and upon assumptions with respect to future business decisions which are subject to change. These projections may vary materially from actual results. The Company and its respective affiliates make no representation that these projected results will be achieved. The recipient should not place undue reliance on this information.

Leading the AI Powered Education Revolution towards a Bitcoin-First Future

We are a Bitcoin Treasury Company with an AI powered education platform to prepare students, entrepreneurs, businesses, and governments towards a Bitcoin-first future.

We deliver AI training and AI tools to 5.4 million students on our Edtech platform. We are building a Genius City model in which students learn the latest exponential technologies and entrepreneurial skills powered by AI mentors. We are building a Genius brand for the Impact Age.

5M → 100M	Students: by 2030	$33M → $1.0B	Valuation by 2030
15K → 150K	Partners: by 2030	10 → 100	Genius Cities by 2030
0 → 1,000BTC	Bitcoin Treasury Goal	372BTC	Bitcoin purchased as of Jan. 9th, 2025



Genius Team
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Albert Einstein
Marie Curie
Michelangelo
Cleopatra

Company Mission & Metrics

Genius Group was launched to pass Buckminster Fuller's "Final Exam". He predicted the Singularity, when technology would destroy humanity, or we would raise our consciousness to harness technology and solve our greatest challenges.


Whether it is to be Utopia or Oblivion will be a touch-and-go relay race right up to the final moment.... Humanity is in 'final exam' as to whether or not it qualifies for continuance in Universe.
— R. Buckminster Fuller —

The key to pass the final exam is education. As Nelson Mandela said:

"Education is the most powerful weapon which you can use to change the world."

NYSE American: GNS

Share Price[1]	**$0.63**
Market Cap[1]	$41.6M
1H24 Net Asset Value	**$54.6M**
1H24 Net Asset Value Growth	**177%**
1H24 Revenue	**$4.9M**
USD Bitcoin Reserves[1]	**$36.0M**
Total Bitcoin Reserves[1]	**372**
Shares Outstanding[1]	66.0M

1) As of January 15, 2025

Company Outlook 2025







BITCOIN TREASURY

1. $120 million, 1,000 Bitcoin Treasury in 2025
2. South East Asia's Leading Public BTC Treasury Company
3. Five Year Target to grow to $1 Billion BTC Treasury

GENIUS EDUCATION

1. Leading blockchain based Microlearning platform in 2025
2. Bitcoin Academy, Genius Academy & Genius School
3. One Year Plan to grow to $20 million profitable platform

GENIUS CITIES

1. Global network of Genius Cities, with 20 Genius Cities in 2025
2. Tokenized Assets, AI economy, Genius Generation
3. Five Year Plan to grow to $100 million Genius City

The Case for Bitcoin in a Post-AGI World

We believe the exponential economies of the future will be built by AI agents and robots that will interact and incentivize each other with their own digital money. This will be backed by a digital gold. We believe that digital gold will be Bitcoin.

Jensen Huang says he wants Nvidia to be a company with 100 million AI assistants

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Jensen Huang wants Nvidia to be a company with 100 million AI assistants I-hwa Cheng/Getty



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© PHD Ventures, Inc. 2025, All rights reserved.
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⚡BitcoinTeddy⚡ @Bitcoin_Teddy · Nov 17
Buying #Bitcoin now...

is like buying real estate in Manhattan in the 1800s.



Buying Bitcoin Now...
IS LIKE BUYING REAL ESTATE IN MANHATTAN IN THE 1800S

21 375 1.8K 50K

Early Pioneers of Bitcoin Treasury Strategies

METAPLANET


MetaPlanet 1 YR Price History (¥)
¥4,500
¥4,000
¥3,500
¥3,000
¥2,500
¥2,000
¥1,500
¥1,000
¥500
¥0
01/10/24
02/10/24
03/10/24
04/10/24
05/10/24
06/10/24
07/10/24
08/10/24
09/10/24
10/10/24
11/10/24
12/10/24
01/10/25

MicroStrategy


MicroStrategy 1 YR Price History ($)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
01/10/24
02/10/24
03/10/24
04/10/24
05/10/24
06/10/24
07/10/24
08/10/24
09/10/24
10/10/24
11/10/24
12/10/24

Genius Bitcoin Treasury Strategy

Bitcoin Holdings
372

Acquired for a total cost of $35.0 million, or $94,047 per Bitcoin as of January 9, 2025

- Rapid adoption of strategy, purchases made within 2 months of implementation (beg. November 12, 2024)
- By December 2025, Genius Group aims to hold $120 million in Bitcoin, benefitting from Bitcoin's future appreciation potential
- Enables Bitcoin payments globally on Genius Group's Edtech platform

---

1,649%

BTC Yield in Q4 2024

From first date of purchase to December 30, 2024

- Adopted BTC Yield as a Bitcoin Treasury Key Performance Indicator (KPI) to help assess the performance of its Bitcoin Treasury strategy
- **BTC Yield** is a Bitcoin Treasury KPI that represents the percentage change period-to-period of the ratio between the change in the Company's bitcoin holdings and the change in its Assumed Diluted Shares Outstanding

Higher yield = greater increase in Bitcoin per share during the period

---

Capital Markets Activity

Implementation of Bitcoin Treasury Management Strategy

- Utilize $150 million ATM[1] to acquire an initial target of $120 million in Bitcoin, to be held for the long term as its primary treasury reserve asset
- Entered into $14 million Bitcoin loan with Arch Lending to accelerate Bitcoin purchases
- Genius Group benefits from being a Singapore domiciled company and pays a 0% capital gains tax, giving an additional advantage over U.S. BTC adopters

1) Availability under the Form F-3 "shelf" is subject to limitations under Instruction 1.B.6. of Form F-3 until the Company reaches a market capitalization of $75 million.

Bitcoin Treasuries – Public Company Comparables

TICKER	COMPANY	MARKET CAP ($m)	Bitcoin	USD Value ($m)	% of Mkrt Cap
MSTR	Microstrategy	$88,348	450,000	$44,724	50.6%
MARA	Marathon Digital Holdings	$6,163	44,893	$4,463	72.4%
RIOT	Riot Platforms	$4,605	17,722	$1,761	38.3%
HUT	Hut 8 Mining Corp.	$2,446	10,171	$1,011	42.7%
CLSK	Cleanspark, Inc.	$3,143	10,097	$1,003	31.9%
SMLR	Semler Scientific	$543	2,321	$231	42.5%
3350-JP	Metaplanet Inc.	$829	1,762	$175	21.1%
GNS	**Genius Group Ltd**	**$42**	**372**	**$36**	**86.6%**
AVERAGE					**42.8%**

Source: bitcointreasuries.net

Genius Rights Offering

- Each shareholder will receive one transferable right (the “Right”) for each ordinary share held on January 24, 2025 (the “Record Date”). The number of Rights to be issued to a shareholder as of the close of business on the Record Date will be rounded up to the nearest number of Rights. The Company’s ordinary shares are expected to trade “Ex-Rights” on the NYSE American beginning on January 24, 2025.
- Each Right entitles the holder to purchase one ordinary share of the Company (the “Basic Subscription Right”) at the subscription price of $0.50 per whole ordinary share (the “Subscription Price).
- Rights holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional ordinary shares of the Company that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-subscription Right”). The Over-subscription Right allows a rights holder to subscribe for additional ordinary shares of the Company at the subscription price on a pro rata basis. Any record date shareholder who sells any Rights will not be eligible to participate in the over-subscription privilege.
- Rights holders who choose not to exercise their Rights may sell their Rights. Trading in the Rights on the NYSE American is expected to begin on a “when-issued” basis on January 23, 2025 under the symbol “GNS RTWI” and trade on a “regular way” basis on January 27, 2025 under the symbol “GNS RT” and continue until the close of trading on the NYSE American on February 13, 2025 (or if the offer is extended, on the business day immediately prior to the extended expiration date).
- The Rights Offering expires at 4.30 p.m., Eastern Time, on February 14, 2025 (the “expiration date”) unless extended by the Company.

Use of Proceeds

- The Company plans to use 100% of the net proceeds of the Rights Offering to purchase Bitcoin for its Bitcoin Treasury. The Company anticipates that, in the event that the Rights Offering is fully subscribed, the proceeds will be up to $33 million.
- The Company also plans to pursue one or more additional loan financings of up to, in the aggregate, $20 million. If the Company is successful in raising the maximum amount in the Rights Offering and through additional loans, the Company's Bitcoin Treasury will increase from approximately $36 million in Bitcoin to $87 million in Bitcoin.

- The subscription agent for the Rights Offering will send a rights certificate to each registered holder of the Company's ordinary shares as of the close of business on the record date, based on the Company's stockholder registry maintained at the transfer agent for its ordinary shares. Holders of ordinary shares in "street name" through a brokerage account, bank, or other nominee will not receive a physical rights certificate, and instead, such holders must instruct their broker, bank, or nominee whether or not to exercise subscription rights on their behalf.
- For any questions or further information about the Rights Offering, please call Campaign Management LLC, the proposed information agent for the Rights Offering, at +1 (855) 264-1527.

Financial Summary

2023 full year audited results.

Annual Revenue 2020-2023
(in Millions)

27% YoY



$7.6
$8.3
$18.2
$23.1
2020
2021
2022
2023

Gross Profit 2020 – 2023
(in Millions)

38% YoY Growth



$3.5
$2.8
$8.6
$11.9
2020
2021
2022
2023

GM %	46%	33%	47%	52%

Number of Students

24% YoY Growth

2022
4.5M

2023
5.5M



The Most Powerful Solution in a $10T Market

We sell the "shovels" for the AI "gold rush" that is upending jobs & the education status quo.

Global Education & Upskilling Spend
$ in Trillions


2030E
2025E
2020E
2015A
2010A
2005A
2000A
$-
$2
$4
$6
$8
$10

Education is growing at 4.5% CAGR, totally +6% of global GDP

2030E Global Education & Upskilling Segments
$ in Trillions


8%
8%
6%
25%
55%
$10T
2030E
Pre K
K-12
Post Secondary
Corporate
Lifelong Learning

K12 over $5 Trillion by 2030

Source: HolonIQ and various underlying estimates from Goldman Sachs, GSV, IBIS Capital, Citi

AI Powered Education: The Future of Learning with GeniusU

AI delivers personalized education at scale, giving students the learning they need, when they need it.

Joins a free event or course	Register on GeniusU and meet your AI Guide	Personalize your journey with AI	Follow a personalized learning path with AI training and AI tools	Build your Learning profile



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The Global Problem

Educating the workforce of tomorrow for a Post-AGI world

Our Global Solution

An AI-Driven high touch ecosystem of AI training and AI tools, connected by a high-tech global platform.

Source: Deloitte Insights 2022, NerdWallet 2023, Compassion International

AI Learning Platforms

Platforms for each target audience: Genius School, Genius Academy, Bitcoin Academy, Entrepreneur Academy, Investor Academy



Meet your 24/7 online AI teachers
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Research assistant
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GENIUS ISN'T MEASURED IN
T'S MEASURED IN BTC.
INVEST IN $GNS
The first NYSE Public Company with a 90% treasury in Bitcoin

Experienced Leadership

Management & Board Composed of leaders in the EdTech space with a history of value creation.



Roger James Hamilton
Chief Executive Officer

Roger James Hamilton has been our Chief Executive Officer since 2015. He is also the founder and Chief Executive Officer of Entrepreneur Resorts Limited, a hospitality company and a subsidiary of Genius Group Ltd, since 2017, where he is responsible for the growth of the company's resorts and beach clubs and led the company through its initial public offering in 2017. Mr. Hamilton is also founder and Chairman of Entrepreneurs Institute and GeniusU Ltd, which are both companies within Genius Group. Mr. Hamilton is a New York Times bestselling author and entrepreneur who mentors other entrepreneurs to grow their enterprises and find their flow. He holds a B.A. from the University of Cambridge.



Eva Mantziou
Chief Human Resources Officer & Chief of Staff

Eva Mantziou is our Chief Human Resources Officer and Chief of Staff. Prior to joining Genius Group, Eva was the Member of the Supervisory Board at PTWP SA Group, one of the largest Polish press and internet publishers, and worked at Work Services, the biggest work agency in Europe with a presence in 16 countries, where she was the Chairman of the Supervisory Board. Eva is also the co founder of three companies, Golden Eggs Accelerator, Unfold World and Reconizer. Eva holds a Master's Degree from Wroclaw University of Economics and Executive Certificates from MIT.



Gaurav Dama
Interim Chief Financial Officer

Gaurav Dama is the Interim Chief Financial Officer at Genius Group, where he has been a key member of the finance team for the past seven years. In his previous role as Group Finance Manager, Gaurav gained extensive experience in leading a global finance team, managing the company's successful listing, overseeing acquisition integration, and ensuring rigorous audits and compliance. Before joining Genius Group, Gaurav held finance roles at Credit Suisse from September 2013 to June 2017, and at APM Terminals from January 2012 to October 2013, where he further honed his expertise in financial management and strategic operations. Gaurav holds a Master's in Management Studies from the University of Mumbai.

The Future of Education: Decentralized Learning

Personalized, Decentralized, Blockchain Based Earning & Learning

AI Powered
Personalized Learning

Blockchain
GEMs & Certificates

Genius Group

Lifelong
Learning Community

Bitcoin
Treasury Reserve

GeniusGroup

Investor Relations

MZ North America

Main: (949) 259-4987
GNS@mzgroup.us

Genius Group Inc. (NYSE American: GNS)
No. 01-01, 8 Amoy Street, Singapore, 049950 Singapore
www.geniusgroup.net